Exhibit 11

HealthSouth Corporation and Subsidiaries

Computation of Per Share Earnings

	Three Months Ended March 31,
	2006	2005
	(In Thousands)
Numerator:
Loss from continuing operations	$(422,293)	$(240,382)
Loss from discontinued operations, net of income tax expense	(12,845)	(17,822)

Net loss	$(435,138)	$(258,204)

Denominator:
Basic – weighted average common shares outstanding	397,735	396,522

Diluted - weighted average common shares outstanding	414,754	398,905

Basic earnings per share:
Loss from continuing operations	$(1.06)	$(0.61)
Loss from discontinued operations, net of income tax expense	(0.03)	(0.04)

Net loss	$(1.09)	$(0.65)

*Diluted earnings per share:
Loss from continuing operations	$(1.02)	$(0.61)
Loss from discontinued operations, net of income tax expense	(0.03)	(0.04)

Net loss	$(1.05)	$(0.65)

*	Diluted earnings per share are antidilutive.